82-3430 **TIOMIN RESOURCES INC.**

PRESS RELEASI

04012877

TSX: TIO

Tiomin receives assurance of Kenyan Government support

Toronto, Canada. February 9, 2004. Tiomin Resources Inc. (TSX: TIO) announces that the Government of Kenya, through the Office of the Commissioner of Mines, has formally reconfirmed in writing its approval and support of the Tiomin titanium mining project. The fiscal/investment agreement has been advanced to the final stages of negotiation.

Environment Minister Dr. Newton Kulundu emphasized the Government's support of the Kwale project during a recent press conference held in Nairobi and was widely reported by local media saying, "The mining lease agreement stands - I wish to reassure Tiomin that there are no changes to our mining policies [referring to the fact that Tiomin will not be subject to Government of Kenya equity participation] and we are all anxious that the project get started without further delay".

In addition, it was further reported that the acquisition of the land encompassing the collapsed Ramisi sugar factory has been completed and the matter of resettlement resolved.

Tiomin President J.C. Potvin affirmed the Company's intention to accelerate the remaining steps that will keep it on track to advancing Kwale to the construction phase later this year. "The optimization of the Kwale engineering report is on schedule to be completed by late April. Tiomin and the Government of Kenya are working diligently toward completing the negotiations on the fiscal and operating parameters for Kwale which will have a significant impact on the Kenyan coastal economy." It is anticipated that upward of 1,000 jobs will be generated during the construction phase of the Kwale titanium project.

SUPPL

Tiomin Resources Inc. is actively pursuing the development of its Kwale project, one of four major titanium mineral sand deposits it discovered in Kenya. The project will be designed to produce on average 330,000 tonnes of ilmenite annually as well as 75,000 tonnes of rutile and 37,000 tonnes of zircon for the first six years of operation. Rutile and ilmenite are sources of titanium dioxide used primarily in the fabrication of pigments and titanium metal, while zircon is used in applications such as ceramic glazing, foundry molds and electronics.

For further information, please contact Tiomin at (416) 350-3776 Jean-Charles Potvin, President, ext. 227 or Ian MacNeily, CFO ext. 232. or Donna Yoshimatsu ext. 222 or visit our website: www.tiomin.com